September 28, 2009

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
United States of America

RE:	China Unicom (Hong Kong) Limited
Form 20-F for the fiscal year ended December 31, 2008
Filed June 23, 2009, File No. 001-15028

Dear Mr. Spirgel:
                    This is in response to the comment letter from the staff of the Division of Corporation Finance (the “Staff”) dated September 17, 2009, relating to the annual report on Form 20-F of China Unicom (Hong Kong) Limited (the “Company”) for the fiscal year ended December 31, 2008 (the “2008 Form 20-F”). A copy of this letter will also be submitted as “correspondence” via EDGAR.
                    For your convenience, we have included your comment in this response letter in italicized form and keyed our response accordingly. Our response to the comment is as follows.
General
1.	Under investments in subsidiaries you state “Unlisted equity investments, at cost” with a balance of RMB159,761 million for the year ended December 31, 2008. It is unclear to us what this amount represents and where it is on the company’s balance sheet as it appears all of the subsidiaries listed here are consolidated. Please clarify this for us and in future filings.

Mr. Larry Spirgel
                    The Company supplementally advises the Staff that the referenced disclosure was the investment costs in its subsidiaries recorded by the Company, which is not required to be included in the consolidated financial statements in the Company’s annual report on Form 20-F. This disclosure will not appear in future filings of the Company’s consolidated financial statements.
*          *          *
                    In connection with responding to the Staff’s comment, the Company hereby acknowledges that
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;
•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the SEC from taking any action with respect to the Company’s filings; and
•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Mr. Larry Spirgel
     Should you have any questions or wish to discuss the foregoing, please contact Karry Chu (Company Secretary) at (852) 2121-3220.

Sincerely,
/s/ Tong Jilu
TONG Jilu
Chief Financial Officer

cc:	Melissa Kindelan
Ivette Leon
(United States Securities and Exchange Commission)

Qiuhong Li
Karry Chu
(China Unicom (Hong Kong) Limited)

Chun Wei
John D. Young, Jr.
Wen Huang
(Sullivan & Cromwell LLP)

Stephen Wong
Brenda Tam
(PricewaterhouseCoopers)

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CHINA UNICOM (HONG KONG) LIMITED
75th Floor, The Center, 99 Queen’s Road Central, Hong Kong
Tel: (852) 2126 2018            Fax: (852) 2126 2016            Website: www.chinaunicom.com.hk